March 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. Joseph Ambrogi

Re:	Redwoods Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-263407

Dear Mr. Amborgi:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-263407) (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:00 p.m. ET on March 30, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as may copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We confirm that the underwriters participating in the offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CHARDAN CAPITAL MARKETS LLC

By:	/s/ George Kaufman
	Name:	George Kaufman
	Title:	Managing Director